

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

Christopher Pappas
Chairman, President and Chief Executive Officer
The Chefs' Warehouse, Inc.
100 East Ridge Road
Ridgefield, Connecticut 06877

> **Re: The Chefs' Warehouse, Inc.**
> **Form 10-K For Fiscal Year Ended December 28, 2018**
> **Filed March 1, 2019**
> **File No. 1-35249**

Dear Mr. Pappas:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Alexandros Aldous